

July 10, 2013

Via E-mail
Mr. Robert G. O'Brien
Executive Vice President and Chief Financial Officer
Forest City Enterprises, Inc.
50 Public Square
Suite 1100
Cleveland, OH 44113

  Re: Forest City Enterprises, Inc.
     Form 10-K for fiscal year ended January 31, 2013
     Filed on March 27, 2013
     File No. 001-04372

Dear Mr. O'Brien:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Kevin Woody

         Kevin Woody
         Branch Chief